UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

InterXion Holding N.V.
(Name of Issuer)

Ordinary Shares (Nominal Value €0.10)
(Title of Class of Securities)

N47279109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N47279109

1	Name of Reporting Persons ING Groep N.V. S.S. or I.R.S. Identification No. of Above Persons
2	Check the Appropriate Box if a Member of a Group Not Applicable
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,223,152 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,223,152 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,223,152 (1)
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.26% (2)
12	Type of Reporting Person HC

(1)	Represents 2,223,152 ordinary shares held by direct and indirect subsidiaries of ING Groep N.V. in their role as discretionary manager of client portfolios. Of these, 1,010,226 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Groep N.V. may be deemed the beneficial owner of 2,223,152 of the ordinary shares.

ING Groep N.V. disclaims beneficial ownership of those 1,010,226 ordinary shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(2)	Based on 68,176,351 ordinary shares, €0.10 nominal value per share, of InterXion Holding N.V. issued and outstanding as of December 31, 2012, as reported by the Issuer in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2013.
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Item 1(a).	Name of Issuer: InterXion Holding N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Tupolevlaan 24 1119 NX Schiphol-Rijk The Netherlands

Item 2(a).	Name of Person Filing: ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if none, Residence: ING Groep N.V. Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands

Item 2(c).	Citizenship: See item 4 on Page 2

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 003881307

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(Not Applicable)
	(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;
	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
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Item 4.	Ownership.

(a) ING Groep N.V. may be deemed to be the beneficial owner of 2,223,152 ordinary shares held by direct and indirect subsidiaries of ING Groep N.V. in their role as discretionary manager of client portfolios. Of these, 1,010,226 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of these 1,010,226 ordinary shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(b) ING Groep N.V. may be deemed to be the beneficial owner of 3.26% of the outstanding ordinary shares. Such percentages are based on 68,176,351 ordinary shares, €0.10 nominal value per share, of InterXion Holding N.V. issued and outstanding as of December 31, 2012, as reported by the Issuer in its Annual Report filed on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2013.

(c) Although ING Groep N.V. may be deemed to be the beneficial owner of 2,223,152 ordinary shares held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for 1,010,226 of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

X

Item 6.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable
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Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
(Date)

ING GROEP N.V .

By:	/s/ Fred Severin

(Signature)

Fred Severin
Compliance Officer (Name/Title)

By:	/s/ Guus Remmerswaal

(Signature)

Guus Remmerswaal
Head of MI&MRTC (Name/Title)

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